Exhibit 99.1

[Translation]

June 10, 2016

To whom it may concern

Masahiro Morimoto
Chief Executive Officer and
Chairman of the Board
UBIC, Inc.
(Code: 2158, TSE Mothers)
(Ticker symbol for NASDAQ: UBIC)
Contact:	Masami Yaguchi
Chief Financial Officer and
Chief Administrative Officer
Tel: +81 3-5463-6344

Revisions to “Summary of Consolidated Financial Results For the Year Ended March 31,
2016 [Japanese GAAP]” Associated with the Occurrence of Subsequent Events
(Revisions/Revisions of Numerical Data)

This is to inform you of the following revisions made to part of the “Summary of Consolidated Financial Results For the Year Ended March 31, 2016 [Japanese GAAP]” (the “Summary”) issued on 16 May 2016.  As the numerical data were revsised, the revised data are also attached.

Revisions are underlined.

1.              Reasons for Revisions

In July 2015, the Company acquired an e-discovery vendor, EvD, Inc. (“EvD”) to enhance its marketing capability in the U.S (the “EvD Acquisition”).  Before the EvD Acquisition, EvD was a privately-held company and was not required to regularly prepare its financial statements in accordance with U.S. generally accepted accounting principles.  In conjunction with its accounting firm, Ernst & Young Shin Nihon LLC (E&Y), the Company has been diligently working on its fiscal-year closing annual report.  After the Prior Press Released was issued, in the course of preparing the annual report, the Company came to the conclusion that it did not have necessary and sufficient support information to recognize a portion of EvD’s sales in the Company’s consolidated revenue.  As a result, the revisions are now being announced as subsequent events.

We anticipate that the sales referred to above will be temporarily deferred and recognized as revenue for the following fiscal year; however, our projected business results remain the same as actual business results and other related matters may greatly vary depending on various factors.

Based on consultations with E&Y in connection with the fiscal year-end closing, the Company is continuously making a systematic effort to establish and operate internal controls for EvD and will seek to improve the revenue recognition process of EvD.

2.              Revisions and the Details

Revisions are underlined.